UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 000-55183

HOME BANCORP WISCONSIN, INC.
(Exact name of registrant as specified in its charter)

3762 East Washington Avenue, Madison, Wisconsin 53704; (608) 282-6000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒ (1)
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒ (2)
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

(1)
Home Bancorp Wisconsin, Inc., a bank holding company, is relying on Securities Exchange Act of 1934 Section 12(g)(4) to terminate its duty to file reports with respect to the class of securities described above.

(2)
Home Bancorp Wisconsin, Inc. is suspending its reporting obligations under Securities Exchange Act Section 15(d) pursuant to no-action letters granted by the Commission (e.g., Greer Bancshares, Incorporated; March 4, 2015).

Approximate number of holders of record as of the certification or notice date:  158

Pursuant to the requirements of the Securities Exchange Act of 1934, Home Bancorp Wisconsin, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 15, 2017	By:	/s/ James R. Bradley
James R. Bradley
President and Chief Executive Officer